www.linkedin.com/in/nathankivi
(LinkedIn)
www.hotelierco.com (Company)

Top Skills

Asset Management
Investments
Portfolio Management

Nathan Kivi

Founder & CEO HotelierCo
Indialantic, Florida, United States

Summary

Nathan Kivi is a serial entrepreneur who has a passion for results-oriented management in the hospitality, finance and real estate sectors.

With 16 years of experience in corporate finance, investment banking, asset management, fund management and operations experience, Nathan has a proven track record of effective business development at the executive level.

Through strategic foresight, industry partnerships and a wealth of knowledge, Nathan built a strong foundation for HotelierCo, which he founded in 2017.

Highlights of Nathan's experience include:
- Oversee $900 million real estate investment portfolio for Eureka Funds Management, an Australia-based real estate fund management company whose holdings include hospitality, office and retail properties.
- Work in InterContinental Hotel Groups global finance, merger and acquisition team involved with over $1 billion of hospitality assets.
- Work as United States Chief Investment Officer for SB&G Hotel Group
- Appointed Chief Strategy Officer for Valor Hospitality Partners, a global hospitality management company
- Principal focus in commercial real estate and hospitality since 2007

Experience

HotelierCo
Chief Executive Officer
August 2017 - Present (7 years 8 months)
Indialantic, Florida, United States

HotelierCo was founded in 2017 by Nathan Kivi.

As the premiere hotel crowdfunding company, HotelierCo allows anyone to become a hotel owner — not just wealthy, accredited investors.

Our executive team has over 100 years of experience in hotel funds management and hotel operation. Our legal counsel has been part of successful crowdfunding raises since the new Regulation A+ was issued by the Securities and Exchange Commission (SEC) in 2015.

HotelierCo utilizes these new laws to bring to early-stage hotel developments and operating assets with a focus on boutique and luxury lifestyle hotels.

Salter Brothers
Chief Investment Officer, US
August 2016 - Present (8 years 8 months)
Indialantic, Florida, United States

Valor Hospitality Partners
Chief Strategy Officer
April 2017 - September 2020 (3 years 6 months)
Greater Atlanta Area

Valor Hospitality Partners is a full service hotel management, acquisition and development company offering an array of services including site selection, product selection, entitlements, financing solutions, conceptual design, construction and project management, procurement, technical services, pre-opening hospitality management and operations management.

InterContinental Hotels Group (IHG)
Director, Global Corporate Finance, Acquisitions & Mergers
February 2015 - June 2016 (1 year 5 months)
Atlanta, Georgia

Protecting the IHG interest in hotel assets which belong on the IHG balance sheet or provide performance guarantees.

Looking for opportunities to strengthen the IHG brand through strategic acquisitions and mergers.

Looking at being able to generate strong growth in owned assets and recycle capital to further promote the IHG brand and great hotels guests love.

Eureka Funds Management

Hotel Asset Manager

September 2006 - October 2012 (6 years 2 months)

Sydney, Australia

Part of a funds management team looking after a portfolio of close to $1 billion in hotel and commercial assets.

My role predominately focused on the strategies and asset management of 4 and 5 star hotel assets as well as commercial office buildings.

AMP Capital Investors

5 years 1 month

Property Manager

September 2003 - September 2006 (3 years 1 month)

Property manager for a portfolio of industrial and commercial properties.

Responsible for annual budgeting, tenant liaison and retention, lease negotiations and protecting the assets through maintenance programs and active management.

Investment Analyst

September 2001 - September 2003 (2 years 1 month)

Focusing on the investment strategies and analytics for the AMP superannuation funds.

Responsible for understanding the major property industries, life cycles, correlation of the property sectors to other markets and reporting the most appropriate allocations for the property funds.

BHP Billiton

Information Systems Cadetship

February 1997 - July 2001 (4 years 6 months)

Involved in project work, information technology support, programming tour guiding.

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Education

Cornell University

Advanced Certification in Real Estate and Hotel Investment, Hotel Asset Management · (2009 - 2010)

University of Western Sydney

Master of Commerce, Property Development · (2005 - 2008)

Securities Institute of Australia

Graduate Diploma, Financial Planning · (2001 - 2003)

University of Wollongong

Bachelors, Mathematics and Information Systems · (1997 - 2001)